SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                  ----------

                         Bronco Drilling Company, Inc.
---------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock, $.01 par value per share                112211107
------------------------------              -------------------------------
(Title of class of securities)                      (CUSIP number)

Todd J. Mason
Alpine Associates, A Limited Partnership
100 Union Avenue, Cresskill, NJ  07626, (201) 871-0866
----------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 April 25, 2008
----------------------------------------------------------------------------
(Date of event which requires filing of this statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).







                      (Continued on following pages)

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Associates, A Limited
         Partnership
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:       1,142,500
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:  1,142,500
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  1,142,500
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.35%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN, BD
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Partners, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:         177,100
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:    177,100
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  177,100
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.67%
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON: PN, BD
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON:  Alpine Associates II, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:         101,700
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:    101,700
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  101,700
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.39%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Palisades Partners, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  Delaware
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          44,600
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     44,600
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  44,600
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.17%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Associates Offshore Fund Ltd.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  British Virgin Islands
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          35,400
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     35,400
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  35,400
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.13%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Associates Offshore Fund II Ltd.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  British Virgin Islands
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          25,100
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     25,100
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  25,100
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.10%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON:  Alpine Institutional, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          52,600
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     52,600
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  52,600
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.20%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON:  Alpine Enhanced, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          11,400
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     11,400
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  11,400
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.04%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Eckert Corporation
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  Delaware
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:       1,319,600
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:       165,700
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:  1,319,600
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:  165,700
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  1,485,300
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.65%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Victoria Eckert
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:       1,319,600
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:       165,700
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:  1,319,600
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:  165,700
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  1,485,300
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.65%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: IN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Gordon A. Uehling, Jr.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          44,600
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:             0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     44,600
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:        0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  44,600
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.17%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: IN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Arbitrage & Trading Management Company
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          83,400
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:       210,300
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     83,400
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:  210,300
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  293,700
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.12%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: OO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Robert E. Zoellner
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          83,400
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:       210,300
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     83,400
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:  210,300
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  293,700
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.12%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: IN
----------------------------------------------------------------------------

Item 4.   PURPOSE OF TRANSACTION
-------   ----------------------

          Item 4 is amended and restated as follows:

          The Reporting Entities purchased the Stock in the ordinary course of their businesses. On January 24, 2008 the Company and Allis-Chalmers Energy Inc. ("Allis-Chalmers") announced the execution of an Agreement and Plan of Merger dated as of January 23, 2008 (the "Merger Agreement"), by and among Allis-Chalmers, the Company and Elway Merger Sub, Inc., providing for the acquisition of the Company by Allis-Chalmers (the "Merger"). The Reporting Entities have determined that under the conditions that exist today in the Company's industry, the price being offered to the Company's shareholders in the Merger is inadequate, and that unless there is a significant improvement in the terms of the Merger to reflect the Company's improved situation, it is the current intention of the Reporting Parties to vote against the approval of the Merger. On April 25, 2008, Associates sent a letter to the Board of Directors of the Company expressing the view of the Reporting Entities with regard to the Merger. Such letter is attached hereto as Exhibit 1. The Reporting Entities may seek to communicate with such other parties as they deem appropriate, including representatives of the Company, representatives of Allis-Chalmers, and other stockholders of the Company. In the future the Reporting Entities may, in the ordinary course of their businesses and at any time, make additional purchases and/or sales of the Stock. Except as set forth above, the Reporting Entities have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 7.   MATERIALS TO BE FILED AS EXHIBITS
-------   ---------------------------------

          Filed herewith as Exhibit 1 is a letter dated April 25 sent by Associates to the Board of Directors of the Company.

                                    SCHEDULE 13-D
                                    -------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dates:  April 25, 2008

                                    /S/TODD MASON
                                    ---------------------------------
                                    ECKERT CORPORATION,
                                    On its own behalf,
                                    and as the General Partner of
                                    ALPINE ASSOCIATES, A LIMITED PARTNERSHIP,
                                    ALPINE PARTNERS, L.P.,
                                    ALPINE ASSOCIATES II, L.P.,
                                    ALPINE INSTITUTIONAL, L.P.,
                                    and ALPINE ENHANCED, L.P.
                                    By Todd Mason,
                                    Vice President

                                    /S/TODD MASON
                                    ---------------------------------
                                    PALISADES PARTNERS, L.P.
                                    By Todd Mason,
                                    Managing Director

                                    /S/TODD MASON
                                    ---------------------------------
                                    ALPINE ASSOCIATES OFFSHORE FUND LTD.
                                    By Todd Mason,
                                    Vice President

                                    /S/TODD MASON
                                    ---------------------------------
                                    ALPINE ASSOCIATES OFFSHORE FUND II LTD.
                                    Todd Mason,
                                    Vice President

                                    /S/TODD MASON
                                    ---------------------------------
                                    ARBITRAGE & TRADING MANAGEMENT COMPANY
                                    By Todd Mason,
                                    Chief Compliance Officer

                                    /S/TODD MASON
                                    ---------------------------------
                                    Todd Mason,
                                    As attorney-in-fact for each of
                                    Victoria Eckert, Gordon A. Uehling, Jr.
                                    and Robert E. Zoellner.

EXHIBIT INDEX

EXHIBIT 1 Letter dated April 25, 2008 from Alpine Associates to the Board of Directors of the Company

EXHIBIT 1


April 25, 2008



The Board of Directors
Bronco Drilling Company, Inc.
16217 North May Avenue
Edmond, OK  73013

Gentlemen:

Alpine Associates and related parties own more than 1,600,000 shares of the common stock of Bronco Drilling Company, Inc., representing more than 6.1% of Bronco's outstanding shares. We are writing to you to express our view of the proposed sale of Bronco to Allis-Chalmers.

Circumstances have changed dramatically since this transaction was announced three months ago. Energy prices have risen significantly. In particular, the price of natural gas is substantially higher. We believe this is largely responsible for the major price appreciation during the last three months in the stocks of the seven companies identified as appropriate comparisons for Bronco by the financial advisors for Bronco or Allis-Chalmers in the preliminary joint proxy statement/prospectus filed in connection with the acquisition. These seven stocks are now on average over 40% higher than they were on January 23.

The terms of the transaction with Allis-Chalmers provide for a fixed $16.33 value per share with respect to both the cash and stock portions of the purchase price for Bronco. Consequently, the merger as it is now structured will not allow the shareholders of Bronco to participate in any of this improvement in the prospects for and the value of the companies in its industry. Meanwhile, the stock of Allis-Chalmers has also risen handsomely, and is now more than 37% higher than when it agreed to purchase Bronco.

Under the conditions that exist today in Bronco's industry, we believe that the price being offered to Bronco's shareholders by Allis-Chalmers is inadequate. Therefore, unless there is a significant improvement in the terms of the proposed acquisition to reflect Bronco's improved situation, it is our current intention to vote against its approval at the upcoming Bronco shareholder meeting.

Sincerely,




Frank Fiorello
Chief Trading Officer